Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated November 15, 2013

Invesco PowerShares

powerSHARES Xchange Traded Notes℠

BDD PowerShares DB **Base Metals Double Long** ETN
BDG PowerShares DB **Base Metals Long** ETN
BOS PowerShares DB **Base Metals Short** ETN
BOM PowerShares DB **Base Metals Double Short** ETN

ETN & index data as of Sept. 30, 2013

Description

The PowerShares DB Base Metals Double Long Exchange Traded Note (Symbol: BDD), PowerShares DB Base Metals Long Exchange Traded Note (Symbol: BDG), PowerShares DB Base Metals Short Exchange Traded Note (Symbol: BOS) and PowerShares DB Base Metals Double Short Exchange Traded Note (Symbol: BOM) (collectively, the "PowerShares DB Base Metals ETNs") provide investors a way to take a short or leveraged view on the performance of base metals.

All of the PowerShares DB Base Metals ETNs are based on a total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals™, which is intended to track the long or short performance of futures contracts relating to aluminum, copper and zinc.

PowerShares DB Base Metals ETN & Index Data	
Ticker symbols	
Base Metals Double Long	BDD
Base Metals Long	BDG
Base Metals Short	BOS
Base Metals Double Short	BOM
Intraday indicative value symbols	
Base Metals Double Long	BDDIV
Base Metals Long	BDGIV
Base Metals Short	BOSIV
Base Metals Double Short	BOMIV
CUSIP symbols	
Base Metals Double Long	25154K841
Base Metals Long	25154K825
Base Metals Short	25154K833
Base Metals Double Short	25154K858
Details	
ETN price at initial listing	$25.00
Inception date	6/16/08
Maturity date	6/1/38
Yearly investor fee	0.75%
Leveraged reset frequency	Monthly
Listing exchange	NYSE Arca
Index symbol	DBBMIX
Issuer	
Deutsche Bank AG, London Branch	
Long-term Unsecured Obligations	

ETN Repurchase Value History[1] (Growth of $10,000 since June 16, 2008)
BDD (Double Long) BDG (Long) BOS (Short) BOM (Double Short)



$40k
$30k
$20k
$10k
$0
'08
'09
'10
'11
'12
'13
$9,122
$7,103
$6,017
$3,266

ETN & Index History (%)	1 Year	3 Year	5 Year	10 Year	ETN Inception
ETN Repurchase Value[1]					
Base Metals Double Long	-28.83	-19.31	-12.98	–	-19.07
Base Metals Long	-14.82	-8.23	-2.84	–	-6.27
Base Metals Short	13.08	2.82	-5.33	–	-1.73
Base Metals Double Short	26.06	1.89	-15.63	–	-9.16
ETN Market Price[2]					
Base Metals Double Long	-29.38	-19.57	-13.23	–	-19.29
Base Metals Long	-26.17	-12.36	-5.40	–	-8.76
Base Metals Short	-11.81	-5.22	-9.57	–	-6.17
Base Metals Double Short	24.47	1.46	-15.73	–	-9.36
Index History					
Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals	-14.25	-7.59	-2.21	–	-5.74
Comparative Indexes					
S&P 500	19.34	16.27	10.02	–	6.58
Barclays U.S. Aggregate	-1.68	2.86	5.41	–	5.20

Source: Invesco PowerShares, Bloomberg L.P.

[1] ETN repurchase value performance figures reflect repurchase value, which would require investors to have a minimum number of shares (found in pricing supplement). Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information. Investors holding less than the minimum number of shares required to effect a repurchase would have to sell their shares at prevailing market prices, which may be at a discount to the repurchase value. See "ETN Market Price" in this table. Index history is for illustrative purposes only and does not represent actual PowerShares DB Base Metals ETN performance. The inception date of the Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals™ is July 12, 2006. ETN repurchase value is based on a combination of the monthly returns or inverse monthly returns for the Base Metals Long ETNs and Base Metals Short ETNs, respectively, or two times the monthly returns or inverse monthly returns for the Base Metals Double Long ETNs and Base Metals Double Short ETNs, respectively, from the Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals Excess Return™ (the "Base Metals Index") plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the PowerShares DB Base Metals ETNs, less the investor fee. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

[2] ETN market price performance is calculated using the change in the bid/ask midpoint at 4 p.m. ET expressed as a percentage change from the beginning to the end of the specified time period.

Index performance does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index.

PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

800 983 0903 | 877 369 4617 powershareetns.com | www.dbxus.com twitter: @PowerShares

BDD PowerShares DB **Base Metals Double Long** ETN
BDG PowerShares DB **Base Metals Long** ETN
BOS PowerShares DB **Base Metals Short** ETN
BOM PowerShares DB **Base Metals Double Short** ETN

ETN Repurchase Value data as of Sept. 30, 2013

Volatility (%)[1,3]	Double Long	Long	Short	Double Short
3 Year	53.17	26.60	26.59	53.20

3-Year Historical Correlation[1,3]	Double Long	Long	Short	Double Short
S&P 500	0.74	0.74	-0.74	-0.74
Barclays U.S. Aggregate	0.02	0.02	-0.02	-0.02

What are the PowerShares DB Base Metals ETNs?

The PowerShares DB Base Metals ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to a total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield Industrial Metals™. The index is designed to reflect the performance of certain futures contracts on aluminum, copper and zinc.

Investors can buy and sell the PowerShares DB Base Metals ETNs at market price on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. Investors may redeem the PowerShares DB Base Metals ETNs in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement, which may include a fee of up to $0.03 per security.

Benefits & Risks of PowerShares DB Base Metals ETNs

Benefits

- Leveraged and short notes
- Relatively low cost
- Intraday access
- Listed
- Transparent

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Acceleration risk
- Credit risk of the issuer
- Potential lack of liquidity

[3] Correlation indicates the degree to which two investments have historically moved in the same direction and magnitude. Volatility is the annualized standard deviation of the ETN repurchase values.

The S&P 500® Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays U.S. Aggregate Bond Index™ is an unmanaged index considered representative of the US investment-grade, fixed-rate bond market.

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

Important Risk Considerations:

The PowerShares DB Base Metals ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer term inverse or leveraged investment results by means of securities that reset their exposure monthly. *Investing in the ETNs is not equivalent to a direct investment in the index or index components because the current principal amount (the amount you invested) is reset each month, resulting in the compounding of monthly returns. The principal amount is also subject to the investor fee, which can adversely affect returns. The amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the index during the term of the securities.* There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your securities may not be offset by any beneficial monthly performances.

The PowerShares DB Base Metals ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the PowerShares DB Base Metals ETNs is entirely dependent on Deutsche Bank AG, London Branch's ability to pay. The PowerShares Base Metals ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the PowerShares DB Base Metals ETNs include limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. Investing in the PowerShares DB Base Metals ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB Base Metals ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the PowerShares DB Base Metals ETNs is zero, your investment will expire worthless. Deutsche Bank may accelerate the PowerShares DB Base Metals ETNs upon a regulatory event affecting the ability to hedge the PowerShares DB Base Metals ETNs.

The PowerShares DB Base Metals ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of PowerShares DB Base Metals ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the PowerShares DB Base Metals ETNs. Sales in the secondary market may result in losses.

The PowerShares DB Base Metals ETNs provide concentrated exposure to notional positions in aluminum, copper and zinc futures contracts. The market value of the PowerShares DB Base Metals ETNs may be influenced by many unpredictable factors, including, among other things, volatile base metal prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. Because the ETNs provide concentrated exposure to notional positions in futures contracts of a single commodity sector, they are speculative and generally will exhibit higher volatility than commodity products linked to more than one commodity sector.

The PowerShares DB Base Metals Double Long ETN and PowerShares DB Base Metals Double Short ETN are both leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

An investor should consider the PowerShares DB Base Metals ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the PowerShares DB Base Metals ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

Not FDIC Insured – No Bank Guarantee – May Lose Value

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

For US Use Only

800 983 0903 | 877 369 4617
powersharesetns.com | www.dbxus.com twitter: @PowerShares

© 2013 Invesco PowerShares Capital Management LLC

P-DBBASEM-ETN-PC-1-E 10/13